東京青山・青木・狛法律事務所

(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 MAY 29 A 9:34

[redacted]

07023846

FILE NO. 82-4750

May 23, 2007

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Washington, DC

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Summary of Consolidated Financial Statements for the First Quarter of the Fiscal Year Ending November 30, 2007 (dated April 5, 2007) (excerpt translation)
- Annual Report 2006

Yours truly,

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

Q.P. CORPORATION

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER
OF THE FISCAL YEAR ENDING NOVEMBER 30, 2007

(Translation)

April 5, 2007

THE FIRST QUARTERLY REPORT FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2007

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Managing Director and General Manager of Administration Division Tel. +81-3- 3486-3331

1. Basis of preparation of the first quarterly consolidated financial statements:
   (1) Adoption of simplified methods in accounting:
   Income taxes are provided with estimate.
   Accounting to the account titles which do not have significant effects on the consolidated financial statements are provided with the methods based on the simplified accounting procedures.
   (2) Change in accounting method compared to the previous consolidated fiscal year: None
   (3) Change in scope of application in consolidation and equity method: None

2. Consolidated business results for three months ended February 28, 2007 (From December 1, 2006 to February 28, 2007)

(1) Consolidated operating results

	Three months ended February 28, 2007	Three months ended February 28, 2006	(Reference) Year ended November 30, 2006
Net sales	¥ 109,458 million (0.9 %)	¥ 108,472 million (- 0.9 %)	¥ 456,067 million (0.2 %)
Operating income	¥ 1,737 million (-8.3 %)	¥ 1,895 million (64.8 %)	¥ 14,159 million (10.4 %)
Ordinary income	¥ 1,743 million (-10.0 %)	¥ 1,936 million (62.6 %)	¥ 14,262 million (11.2 %)
Net income	¥ 704 million (9.7 %)	¥ 642 million (28.7 %)	¥ 6,071 million (11.1 %)
Net income per share-primary	¥ 4.61	¥ 4.20	¥ 39.66
Net income per share- diluted	¥ 4.61	¥ 4.20	¥39.66

Note:
The percentage figures in the above table are the ratio of the increase or decrease compared with the previous period.

(2) Changes in consolidated financial conditions

	As of February 28, 2007	As of February 28, 2006	(Reference) As of November 30, 2006
Total assets	¥279,181 million	¥279,531 million	¥290,186 million
Net assets	¥156,616 million	¥132,919 million	¥156,217 million
Equity ratio	49.3%	47.6%	47.3%
Net assets per share	¥900.33	¥869.12	¥896.69

(3) Cash flows

	Three months ended February 28, 2007	Three months ended February 28, 2006	(Reference) Year ended November 30, 2006
Net cash provided by (used in) operating activities	¥4,196 million	-¥479 million	¥21,443 million
Net cash used in investing activities	-¥4,114 million	-¥3,863 million	-¥16,589 million
Net cash provided by financing activities	¥1,381 million	¥9,741 million	¥3,187 million
Cash and cash equivalents at end of the year	¥17,942 million	¥18,564 million	¥21,212 million

3. Estimate of consolidated operating results for the fiscal year ending November 30, 2007
(From December 1, 2006 to November 30, 2007)

	Year ending November 30, 2007
Net sales	¥465,000 million
Operating income	¥15,800 million
Ordinary income	¥15,200 million
Net income	¥6,500 million
(Reference) Estimate of yearly net income per share	¥42.44

(Notes)
Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future consolidated operating results.
As a result, the estimate of consolidated operating results may differ significantly from the actual consolidated operating results due to uncertain various factors.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	As of February 28, 2007	As of February 28, 2006	As of November 30, 2006
CURRENT ASSETS:			
Cash and deposits	19,167	19,528	22,179
Notes and accounts receivable	63,609	69,345	73,689
Securities	1	27	12
Inventories	17,652	18,440	15,761
Deferred tax assets	2,057	1,910	2,305
Other	3,624	3,793	5,137
Allowance for doubtful accounts	(541)	(614)	(565)
Total current assets	105,571	112,430	118,519
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	116,229	111,061	115,858
Machinery, equipment and transportation equipment	116,757	113,816	116,537
Land	40,308	39,237	40,342
Construction in progress	2,330	3,467	1,330
Other	7,946	7,995	7,866
Accumulated depreciation	(163,946)	(157,508)	(161,820)
Total tangible fixed assets	119,625	118,070	120,116
Intangible fixed assets			
Consolidation adjustment accounts	23	55	31
Other	2,656	2,863	2,785
Total Intangible fixed assets	2,680	2,919	2,817
Investments and other assets			
Investment in securities	25,841	24,558	24,694
Deferred tax assets	833	994	844
Other	24,684	20,459	23,190
Allowance for doubtful accounts	(288)	(304)	(289)
Total investments and other assets	51,071	45,707	48,439
Total fixed assets	173,377	166,697	171,373
DEFERRED ASSETS:			
Business commence costs	232	404	293
Total deferred assets	232	404	293
Total assets	279,181	279,531	290,186

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	As of February 28, 2007	As of February 28, 2006	As of November 30, 2006
CURRENT LIABILITIES:			
Notes and accounts payable	36,638	40,084	43,741
Short-term loans payable	17,572	17,853	13,487
Accounts payable-other	19,283	19,444	21,883
Accrued income taxes	966	896	3,494
Deferred tax liabilities	9	2	11
Reserve for sales rebates	1,739	1,429	1,237
Reserve for bonuses	2,458	1,847	1,662
Reserve for directors' and corporate auditors' bonuses	24	—	92
Other	2,714	4,647	6,563
Total current liabilities	81,408	86,206	92,174
LONG-TERM LIABILITIES:			
Bonds	10,500	10,000	10,500
Long-term loans payable	18,204	21,119	19,260
Deferred tax liabilities	7,148	5,682	6,707
Reserve for retirement benefits	2,543	2,900	2,574
Reserve for directors' and corporate auditors' retirement pay	809	1,064	1,218
Other	1,951	1,544	1,532
Total long-term liabilities	41,157	42,310	41,794
Total liabilities	122,565	128,517	133,969
MINORITY INTERESTS	—	18,095	—
SHAREHOLDERS' EQUITY:			
Capital stock	—	24,104	—
Capital surplus	—	29,418	—
Earned surplus	—	78,872	—
Unrealized valuation gain on other securities – net	—	5,151	—
Cumulative foreign currency translation adjustments	—	(2,126)	—
Treasury stock	—	(2,502)	—
Total shareholders' equity	—	132,919	—
Total liabilities, minority interests and shareholders' equity	—	279,531	—

NET ASSETS	As of February 28, 2007	As of February 28, 2006	As of November 30, 2006
Owners' equity:			
Paid-in capital	24,104	—	24,104
Capital surplus	29,432	—	29,432
Earned surplus	83,232	—	83,305
Treasury stock	(2,648)	—	(2,268)
Total owners' equity	134,121	—	134,574
Valuation and translation adjustments:			
Valuation difference on available-for-sale securities	5,206	—	4,676
Deferred gains or losses on hedges	18	—	(5)
Translation adjustments	(1,780)	—	(1,905)
Total valuation and translation adjustments	3,444	—	2,765
Minority interests	19,050	—	18,878
Total net assets	156,616	—	156,217
Total liabilities and net assets	279,181	—	290,186

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Three months ended February 28, 2007	Three months ended February 28, 2006	Year ended November 30, 2006
NET SALES	109,458	108,472	456,067
COST OF SALES	84,188	83,158	345,241
Gross profit	25,269	25,313	110,825
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	23,532	23,417	96,665
Operating income	1,737	1,895	14,159
NON-OPERATING INCOME:			
Interest income and dividend receivable	124	112	532
Equity income	32	81	223
Other	137	65	537
NON-OPERATING EXPENSES:			
Interest expense	166	128	538
Other	122	89	652
Ordinary income	1,743	1,936	14,262
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	1	6	141
Gain on sales of investment in securities	23	9	65
Other	15	20	128
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	181	190	966
Other	22	149	337
Net income before income taxes and minority interests	1,580	1,633	13,294
Income taxes	737	601	4,846
Income taxes deferred	44	134	1,270
Minority interests	92	255	1,105
Net income	704	642	6,071

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Three months ended February 28, 2007	Three months ended February 28, 2006	Year ended November 30, 2006
I . CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	1,580	1,633	13,294
Depreciation and amortization	3,023	3,015	12,162
Equity income	(32)	(81)	(223)
Decrease in reserve for retirement benefits	(831)	(1,250)	(3,710)
Increase (decrease) in reserve for directors' and corporate auditors' retirement pay	(417)	(97)	56
Increase in reserve for sales rebates	501	703	511
Increase (decrease) in reserve for directors' and corporate auditors' bonuses	(49)	-	92
Increase(decrease) in reserve for bonuses	2,437	139	(45)
Increase (decrease) in allowance for doubtful accounts	9	6	(57)
Interest income and dividend receivable	(124)	(112)	(532)
Interest expense	166	128	538
Gain on sales of investment in securities	(23)	(9)	(65)
Loss on sales and disposal of fixed assets	180	183	825
Decrease (increase) in notes and accounts receivable	6,018	(3,224)	(7,538)
Decrease (increase) in inventories	(1,683)	(2,170)	520
Increase (decrease) in notes and accounts payable	(771)	2,941	6,572
Increase (decrease) in accounts payable - other	(2,409)	(212)	2,036
Increase (decrease) in accrued consumption taxes	605	(112)	(209)
Directors' and corporate auditors' bonuses paid	-	(70)	(70)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	-	(31)	(31)
Other	(2,666)	(596)	387
Sub total	5,513	781	24,513
Interest income and dividends received	333	87	500
Interest paid	(204)	(115)	(509)
Income taxes paid	(1,447)	(1,234)	(3,061)
Net cash provided by (used in) operating activities	4,196	(479)	21,443
II . CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities	-	(6)	(11)
Sales of securities	7	6	26
Purchases of tangible fixed assets	(3,430)	(3,483)	(13,982)
Purchases of intangible fixed assets	(91)	(159)	(917)
Purchases of investment in securities	(128)	(329)	(1,445)
Sales of investment in securities	53	31	263
Loans receivable made	(460)	(31)	(919)
Collection of loans receivable	359	34	568
Disbursements for deposit money in bank	(262)	(16)	(1,018)
Withdrawal of time deposits	16	18	19
Other	(176)	72	(827)
Net cash used in investing activities	(4,114)	(3,863)	(16,589)

	Three months ended February 28, 2007	Three months ended February 28, 2006	Year ended November 30, 2006
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowing on short-term loans	14,183	30,610	96,290
Repayment of short-term loans	(10,461)	(29,010)	(100,515)
Borrowing on long-term loans	-	10,250	12,050
Repayment of long-term loans	(720)	(1,011)	(3,246)
Issue of bonds	-	-	491
Paid in from minority shareholders	-	-	17
Cash dividends paid	(1,149)	(994)	(1,990)
Cash dividends paid to minority shareholders	(90)	(100)	(156)
Repurchase of treasury stock	(379)	(1)	(8)
Sales of treasury stock	-	-	254
Net cash provided by financing activities	1,381	9,741	3,187
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	12	39	43
Ⅴ. INCREASE IN CASH AND CASH EQUIVALENTS	1,476	5,437	8,085
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	21,212	13,127	13,127
Ⅶ. DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE OF CLOSING DATE OF CONSOLIDATED SUBSIDIARY	(4,745)	-	-
Ⅸ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	17,942	18,564	21,212

SEGMENT INFORMATION

(1) Segment information of business lines

Three months ended February 28, 2007 (From December 1, 2006 to February 28,2007)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	87,631	21,826	109,458	—	109,458
(2) Internal sales or transfers to/from segments	3	5,887	5,890	(5,890)	—
Total	87,634	27,714	115,348	(5,890)	109,458
Operating expenses	85,191	27,387	112,578	(4,857)	107,721
Operating income	2,443	326	2,770	(1,032)	1,737

Three months ended February 28, 2006 (From December 1, 2005 to February 28, 2006)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	86,598	21,874	108,472	—	108,472
(2) Internal sales or transfers to/from segments	2	5,671	5,674	(5,674)	—
Total	86,600	27,545	114,146	(5,674)	108,472
Operating expenses	83,964	26,886	110,851	(4,274)	106,576
Operating income	2,635	659	3,295	(1,399)	1,895

Previous fiscal year (From December 1, 2005 to November 30, 2006)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	366,581	89,485	456,067		456,067
(2) Internal sales or transfers to/from segments	10	24,215	24,226	(24,226)	
Total	366,592	113,701	480,293	(24,226)	456,067
Operating expenses	349,930	110,384	460,315	(18,408)	441,907
Operating income	16,661	3,316	19,977	(5,817)	14,159

(Notes) a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Condiments and Processed Foods, Health Function Products, Egg Products, Salads and Prepared Foods
Distribution	Storage and Transportation

c. Operating expenses that cannot be allocated to segments mainly belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd.

Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 1,018 million, ¥ 1,416 million, and ¥ 5,886 million for the three months ended February 28, 2007 and 2006 and the previous fiscal year ended November 30, 2006, respectively.

In addition, as a result of review of operating expenses that cannot be allocated to segments from the three months ended February 28, 2007, operating expenses that cannot be allocated to segments have decreased from what it would have been using the previous method.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales in the three months ended February 28, 2007 and 2006 and in the previous fiscal year ended November 30, 2006, exceeds 90% to the total amount of all segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the three months ended February 28, 2007 and 2006 and in the previous fiscal year ended November 30, 2006, are less than 10% of consolidated sales, respectively.

(Reference)

From the three months ended February 28, 2007 the Company changed in business segment and reviewed operating expenses that cannot be allocated to segment with change in business segment.The following amount is what the company rearranged the amount of sales and operating income of the three months ended February 28, 2006 and previous consolidated fiscal year by new business segment and allocation method. Therefore, the difference has occurred between amount stated in SEGMENT INFORMATION and the following amount.

Details of Sales

(Hundreds of millions yen)

Business segment	Line of products	Three months ended February 28, 2007	Three months ended February 28, 2006	Year ended November 30, 2006
Foodstuffs	Condiments and Processed Foods	399	385	1,722
	Health Function Products	38	36	174
	Egg Products	207	211	825
	Salads and Prepared Foods	232	234	945
	Sub-total	876	866	3,666
Distribution		218	219	895
	Total	1,095	1,085	4,561

Details of Operating income

(Hundreds of millions yen)

Business segment	Line of products	Three months ended February 28, 2007	Three months ended February 28, 2006	Year ended November 30, 2006
Foodstuffs	Condiments and Processed Foods	18	15	103
	Health Function Products	1	(1)	8
	Egg Products	4	6	24
	Salads and Prepared Foods	1	2	12
	Sub-total	24	22	147
Distribution		3	7	33
	Elimination and/or addition	(10)	(10)	(38)
	Total	17	19	142

END